Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS | September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

This Management’s Discussion and Analysis (“MD&A”) dated November 12, 2020 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries (“CI”) as at September 30, 2020, compared with December 31, 2019, and the results of operations for the quarter ended September 30, 2020, compared with the quarter ended September 30, 2019 and the quarter ended June 30, 2020.

CI’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. (“CI Investments”) and Assante Wealth Management (Canada) Ltd. (“AWM” or “Assante”). CI has two reportable segments: Asset Management and Wealth Management (formerly Asset Administration). These segments reflect CI’s current internal financial reporting, performance measurement, and strategic priorities. The Asset Management segment of the business includes the operating results and financial position of CI Investments and its subsidiaries, as well as the operating results and financial position of GSFM Pty Limited (“GSFM”). First Asset Investment Management Inc., formerly a subsidiary of CI Investments, was amalgamated on July 1, 2019. CI ETF Investment Management Inc. (“CI ETF”), formerly WisdomTree Asset Management Canada, Inc. and a subsidiary of CI Investments, was amalgamated on July 1, 2020. The Wealth Management segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. (“ACM”) and Assante Financial Management Ltd. (“AFM”), as well as the operating results and financial position of CI Investment Services Inc. (“CI Investment Services”, formerly BBS Securities Inc.), WealthBar Financial Services Inc., operating as CI Direct Investing (“CI Direct Investing”), Surevest LLC (“Surevest”), OCM Capital Partners LLC (“One Capital”), The Cabana Group LLC (“Cabana”), Congress Wealth Management LLC (“Congress”), and Balasa Dinverno Foltz LLC (“BDF”).  CI Private Counsel LP (“CIPC”), previously included in the Asset Management segment, is included in the Wealth Management segment effective January 1, 2020.  The impact of this change was to move revenue of approximately $51.0 million and related expenses to the Wealth Management segment in the nine months ended September 30, 2020. The operating results of prior periods have been restated for comparative purposes.

This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable.  Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the impact of the coronavirus pandemic, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time.

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The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

This MD&A includes several non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full year results from period to period. Descriptions of these non-IFRS measures and reconciliations to the nearest IFRS measure, where necessary, are provided in the “Non-IFRS Measures” section of this MD&A. Note that figures in tables may not add due to rounding.

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BUSINESS OVERVIEW

CI is a diversified wealth management firm and one of Canada’s largest independent asset management companies. CI’s principal business is the management, marketing, distribution and administration of investment products for Canadian investors. CI also provides financial advice, tax, retirement, estate and wealth planning services in Canada through Assante, CIPC, CI Direct Investing, and in the United States through Surevest, One Capital, Cabana, Congress, and BDF. In addition, CI has asset management operations in Australia through its subsidiary GSFM. CI’s products are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM and AFM financial advisors. CI operates through two business segments, Asset Management and Wealth Management.

The Asset Management segment provides the majority of CI’s income and derives its revenue principally from the fees earned on the management of investment funds and other fee-earning investment products. CI uses in-house teams and external investment managers to provide portfolio management services. These investment managers typically have long careers in the industry as well as extensive track records with CI. This lineup of investment managers provides a wide selection of styles and areas of expertise for CI’s funds.

The Wealth Management segment (previously called Asset Administration) was renamed to better reflect CI’s performance measurement and business strategy, and now includes the results of operations of CIPC (previously in Asset Management). The Wealth Management segment derives its revenue principally from fees and commissions from ongoing service, financial planning and advice (which may include investment management services), and on the sale of investment funds and other financial products. Prior results have been restated for comparative purposes.

BUSINESS STRATEGY

In the fourth quarter of 2019, CI Financial announced a new strategic direction for the company, with the introduction of three strategic priorities:

•	Modernize the asset management business

•	Expand the wealth management platform

•	Globalize the company

In establishing these priorities, CI sought input from a series of critical sources, including employees, clients, shareholders and industry analysts, and incorporated insights from observing market dynamics and industry trends. Each strategic priority builds on CI’s existing extensive capabilities to take advantage of opportunities in the marketplace.

A key factor in CI’s focus on modernizing its asset management business is that the rate and pace of change in the industry is at an all-time high, due to changes in demographics and investor preferences, changing client expectations for service and support, and ongoing regulatory change. This environment requires new services, new products and new approaches to meet investors’ changing needs.

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CI also believes that the role of the advisor is more important than ever. As consumers' lives become increasingly complex and digital, CI’s breadth of capabilities uniquely positions the firm to be Canada's market leader; this is why expanding its wealth management platform is a strategic priority.

With scale becoming increasingly important in the industry and difficult to achieve in Canada alone, CI is globalizing the company. This strategic priority will also help the firm secure access to global talent to complement its existing capabilities.

In executing its strategy, the firm is leveraging its strategic foundation comprised of people, technology, speed and financial strength. By deploying its human capital and capabilities, driving advanced technology into everything the firm does, embedding new ways of working to be faster and more nimble, and maximizing the benefits of its financial strength, CI intends to maintain and grow its leadership in the asset management and wealth management industries.

As CI evolves to meet the challenges of a rapidly changing investment industry, it continues to make significant investments in key areas of the business to drive growth and broaden revenue opportunities, while prudently controlling expenditures.

On November 5, 2020, CI announced that it had applied to list its common shares on the New York Stock Exchange (the "NYSE"). The listing on the NYSE will broaden CI's investor base and increase CI's corporate profile in the U.S. market. The listing will also allow CI to offer stock as part of the purchase price for future U.S. acquisitions. In connection with the intended listing on the NYSE, CI has filed a registration statement on Form 40-F (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC"). Any listing of CI’s common shares on the NYSE will be subject to the SEC declaring the Registration Statement effective, CI attaining the approval of the NYSE and the satisfaction of applicable listing and regulatory requirements, which all remain pending as of the date of these financial statements.

COVID-19 IMPACT

The COVID-19 pandemic has contributed to significant volatility in the financial markets. CI activated its business continuity plan in early March to mitigate risks, maintain operational efficiency and service levels, and address the health and safety concerns of our employees, clients and advisors.  The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, including attempts to mitigate its effects, is uncertain and will depend on future developments, which continues to be unpredictable and rapidly evolving. A more detailed discussion can be found in “Business Continuity Risk” of the “Risk Management” section of this report.

KEY PERFORMANCE DRIVERS

Total assets under management (“total AUM”) includes core assets under management (“core AUM”) and U.S. assets under management. The key performance indicator for the Asset Management segment is the level of core AUM, and for the Wealth Management segment, the level of wealth management assets. CI’s total AUM and wealth management assets are primarily driven by fund performance, gross sales and redemptions of investment products, attracting new clients and the addition of new assets from current clients. As most of CI’s revenues and expenses are based on daily asset levels throughout the year, average assets for a particular period are critical to the analysis of CI’s financial results. While some expenses, such

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as trailer fees, vary directly with the level of AUM, a portion of CI’s expenses do not, such as a portion of overhead, discretionary spend, and deferred sales commissions. Over the long term, CI manages the level of its discretionary spend to be consistent with, or below, the growth in its revenue. In any given period, CI may choose to make investments in people or technology that benefit the long-term growth of the company.

CI uses several performance indicators to assess its results. These indicators are described throughout the results of operations and the discussion of the two operating segments and include the following measures prescribed by IFRS: net income and earnings per share; and measures not prescribed by IFRS: adjusted net income, adjusted earnings per share, operating cash flow, free cash flow, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, dealer gross margin, net debt, asset management margin, and SG&A efficiency margin. Descriptions of these non-IFRS measures and reconciliations to IFRS are provided below.

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NON-IFRS MEASURES

CI reports certain financial information using non-IFRS measures as CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full-year results from period to period.

ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE

CI defines adjusted net income as net income, net of non-controlling interest, and net of other provisions and adjustments. CI uses adjusted net income and adjusted earnings per share to compare underlying profitability for different periods.

TABLE 1: ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE

[millions of dollars, except per share amounts]	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Sep. 30, 2019
Net Income attributable to shareholders	130.6	120.2	139.0
Adjusted net income	130.6	120.2	139.0
Adjusted earnings per share	0.62	0.56	0.60

OPERATING CASH FLOW AND FREE CASH FLOW

CI measures its operating cash flow before the change in operating assets and liabilities, and the actual cash amount paid for interest and income taxes, as these items often distort the cash flow generated during the period. Operating assets and liabilities are affected by seasonality, the timing of interest payments depends on terms in specific debt instruments, and tax installments paid may differ materially from the cash tax accrual.

Free cash flow is calculated as operating cash flow, net of non-controlling interest, and net of other provisions and adjustments. CI uses this measure, among others, when determining how to deploy capital.

TABLE 2: OPERATING CASH FLOW AND FREE CASH FLOW

[millions of dollars]	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Sep. 30, 2019
Cash provided by operating activities	140.1	208.7	127.7
Add:
Income taxes paid	7.8	(0.4)	69.6
Interest paid	17.3	10.9	12.4
Less:
Net change in non-cash working capital	21.0	90.6	65.0
Operating cash flow	144.4	128.5	144.7
Less:
Non-controlling interest	0.4	0.2	—
Free cash flow	143.9	128.3	144.7

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EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted EBITDA, which it defines as EBITDA, net of non-controlling interest and other provisions and adjustments, to assess its underlying profitability prior to the impact of its financing structure, income taxes and amortization and depreciation. This permits comparisons of companies within the industry, normalizing for different financing methods and levels of taxation. Adjusted EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow. Adjusted EBITDA margin expresses adjusted EBITDA as a percentage of total revenue.

TABLE 3: EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

[millions of dollars, except per share amounts]	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Sep. 30, 2019
Net Income	130.2	119.8	138.8
Add:
Interest and lease finance	17.3	15.8	13.8
Provision for income taxes	46.1	41.1	47.4
Amortization and depreciation[1]	11.5	10.0	8.2
EBITDA	205.1	186.6	208.2
EBITDA per share	0.97	0.86	0.90
Less:
Non-controlling interest	0.5	0.4	—
Adjusted EBITDA	204.5	186.3	208.2
Adjusted EBITDA per share	0.97	0.86	0.90

Total revenue	509.4	475.4	528.6
Adjusted EBITDA Margin	40.2%	39.2%	39.4%

1Includes $0.4 million for amortization of equity accounted investments

NET DEBT

CI calculates net debt as long-term debt (including the current portion) less cash and marketable securities, net of cash required for regulatory purposes and non-controlling interests. Net debt is a measure of leverage and CI uses this measure to assess its financial flexibility.

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TABLE 4: NET DEBT

	As at	As at
[millions of dollars]	Sep. 30, 2020	Dec. 31, 2019
Current portion of long-term debt	393.9	449.5
Long-term debt	1,568.5	1,155.0
	1,962.4	1,604.5
Less:
Cash and short-term investments	209.3	118.4
Marketable securities, excluding CI Investment Services’ securities owned, at market	108.2	118.2
Add:
Regulatory capital and non-controlling interests	23.7	14.7
Net Debt	1,668.6	1,382.6

DEALER GROSS MARGIN

CI monitors its operating profitability on the revenues earned within its Wealth Management segment by measuring its dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue (all figures before inter-segment eliminations). CI uses this measure to assess the profitability of the Wealth Management segment before SG&A expenses.

TABLE 5: DEALER GROSS MARGIN

[millions of dollars]	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Sep. 30, 2019
Administration fees	128.2	113.9	115.0
Less:
Investment dealer fees	94.1	84.8	86.2
	34.1	29.1	28.9
Dealer gross margin	26.6%	25.5%	25.1%

ASSET MANAGEMENT MARGIN

CI assesses the overall performance of the asset management segment using a trailing 12-month asset management margin, where deferred sales commissions, trailer fees, and SG&A expenses are deducted from management fees and measured as a percentage of management fees (all figures are before inter-segment eliminations). This removes distortion caused by other revenues and expenses, eliminates the financing impact of back-end load funds, and eliminates revenue mix variances because it is measured as a percentage of management fees and not average AUM. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses.

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TABLE 6: ASSET MANAGEMENT MARGIN

[millions of dollars - trailing 12 months]	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Sep. 30, 2019
Management fees	1,681.2	1,718.9	1,811.1
Less:
Deferred sales commissions paid	9.1	10.4	15.0
Trailer fees	547.3	558.4	585.3
Net management fees	1,124.8	1,150.2	1,210.9
Less:
SG&A expenses	327.1	343.2	380.7
	797.7	807.0	830.2
Asset management margin	47.4%	46.9%	45.8%

SG&A EFFICIENCY MARGIN

CI uses a trailing 12-month SG&A efficiency margin to assess its costs relative to management fees earned, net of deferred sales commissions and trailer fees, which are not directly controllable by CI. SG&A expenses are subtracted from these net management fees and the remainder is measured as a percentage of net management fees. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses.

TABLE 7: SG&A EFFICIENCY MARGIN

[millions of dollars - trailing 12 months]	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Sep. 30, 2019
Management fees	1,681.2	1,718.9	1,811.1
Less:
Deferred sales commissions paid	9.1	10.4	15.0
Trailer fees	547.3	558.4	585.3
Net management fees	1,124.8	1,150.2	1,210.9
Less:
SG&A expenses	327.1	343.2	380.7
	797.7	807.0	830.2
SG&A efficiency margin	70.9%	70.2%	68.6%

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ASSETS AND SALES

CI is one of Canada’s largest independent investment fund companies with total assets under management of $128.3 billion and wealth management assets of $66.1 billion at September 30, 2020, as shown in Table 8. Core assets under management represents assets managed by CI Investments and GSFM. Operating results related to core assets under management are included in the Asset Management segment. U.S. assets under management are included in the Wealth Management segment as the related revenues are part of a holistic fee charged to clients for providing wealth management services. The operating results of CIPC, previously included in the Asset Management segment, are included in the Wealth Management segment effective January 1, 2020.  Assets and sales for the prior periods have been restated, in the respective segments, for comparative purposes.

Assets under management decreased 1% year over year and increased 2% quarter over quarter. The change in assets under management was attributable to positive fund performance and the acquisitions of CI ETF (formerly WisdomTree Asset Management Canada Inc.), One Capital, and Cabana, partially offsetting net redemptions of funds year over year, and more than offsetting net redemptions quarter over quarter. The 37% increase in wealth management assets from last year was mainly due to the acquisitions of Surevest, One Capital, Cabana, Congress, and BDF. Total assets, which include mutual, segregated, separately managed accounts, structured products, exchange-traded funds, pooled funds and wealth management assets, were $194.4 billion at September 30, 2020, up $16.7 billion from $177.7 billion at September 30, 2019.

TABLE 8: TOTAL ASSETS

	As at	As at
[billions of dollars]	September 30, 2020	September 30, 2019	% change
Core assets under management[1]	123.6	129.6	(5)
U.S. assets under management	4.7	—	nmf
Total assets under management	128.3	129.6	(1)
Canadian wealth management	51.2	48.1	6
U.S. wealth management	14.9	—	nmf
Total wealth management assets	66.1	48.1	37
Total assets	194.4	177.7	9

1 Includes $28.9 billion of assets managed by CI and held by clients of advisors with Assante and CIPC as at September 30, 2020 ($27.7 billion at September 30, 2019).

Financial markets enjoyed a period of relative calm and optimism through the summer of 2020. Equity prices in many markets continued to improve from the pandemic-related sell-off in the first quarter, with some sectors moving sharply higher as lockdown restrictions eased and economic activity gradually resumed. However, investor concerns resurfaced toward the end of the third quarter on growth in the numbers of COVID-19 infections, uncertainty related to the upcoming U.S. presidential election, and the expected economic stress of reductions in government supports for businesses and individuals.

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Most global equity markets started the quarter positively, led largely by investor optimism for sectors expected to benefit from current conditions, such as technology and health care. The S&P 500 Index, a broad representation of the U.S. equity market, reached an all-time high in early September before volatility resurfaced as the quarter drew to a close. The U.S. index finished the three-month period up 6.2% for the quarter and 8.3% for the year-to-date in Canadian dollar terms. The MSCI World Index, which reflects returns for developed equity markets around the globe, followed a similar path, and was up 5.4% for the quarter and 4.8% for the year-to-date in Canadian dollar terms.

In Canada, the S&P/TSX Composite Index also trended higher through much of the summer, buoyed by sectors such as materials (precious metals), industrials (transportation companies) and consumer staples. Despite continued weakness in the energy sector and broader market volatility later in the quarter, the Canadian benchmark finished three-month period with a gain of 4.7% but remained down 3.1% for the year-to-date.

Central banks around the world continued to gauge the ongoing economic impact of the pandemic in setting monetary policy. The U.S. Federal Reserve, for example, noted that the U.S. economy had picked up considerably, but much depends on the confidence of consumers to spend. The central bank indicated that it would allow inflation to exceed 2% as the economy recovers and that its target interest rate would be left unchanged at 0-0.25% for “an extended period.” The Bank of Canada also kept its benchmark interest rate steady during the third quarter at 0.25% and said it would continue its large-scale government bond purchase program designed to promote liquidity in the financial system. The decline in interest rates has supported bond prices, resulting in the FTSE Canada Universe Bond Index, a broad measure of Canadian government and corporate bonds, returning 0.4% for the quarter and 8% for the year-to-date.

The change in AUM during each of the past five quarters is detailed in Table 9 and a breakdown of CI’s sales is provided in Table 10.

TABLE 9: CHANGE IN TOTAL ASSETS UNDER MANAGEMENT

[billions of dollars]	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Mar. 31, 2020	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019
Assets under management, beginning	125.563	111.065	131.741	129.615	129.827
Gross sales	4.320	3.998	5.103	4.430	3.505
Redemptions	6.330	5.910	7.824	6.324	5.057
Net sales	(2.010)	(1.911)	(2.721)	(1.894)	(1.553)
Acquisitions (divestitures)	—	3.957	1.033	—	—
Fund performance	4.759	12.452	(18.988)	4.020	1.341
Assets under management, ending	128.312	125.563	111.065	131.741	129.615
Average assets under management	129.021	120.104	127.163	130.542	129.426

Core assets under management, ending	123.605	121.286	111.065	131.741	129.615
Core average assets under management	124.626	118.413	127.163	130.542	129.426

CI reported $2.0 billion in overall net redemptions for the third quarter of 2020. CI’s Canadian retail business, excluding products closed to new investors, had $1.4 billion in net redemptions, relatively unchanged versus the third quarter of 2019. CI’s Canadian institutional business had net redemptions of $1.1 billion, an increase of $0.7 billion from the same quarter a

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year ago. Consistent with CI’s previous quarter, nearly all the institutional redemptions came from bank and insurance-owned asset managers with in-house internal investment teams. GSFM had $0.4 billion of net sales for the third quarter of 2020, and CI’s U.S. RIA business had $0.3 billion in net sales. CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $0.2 billion in net redemptions for the quarter.

TABLE 10: SALES BREAKDOWN

	Quarter ended September 30, 2020			Quarter ended September 30, 2019
[millions of dollars]	Gross Sales	Redemptions	Net Sales	Gross Sales	Redemptions	Net Sales
Canadian Business
Retail	2,877	4,317	(1,441)	2,595	4,021	(1,425)
Institutional	482	1,571	(1,089)	301	699	(398)
	3,358	5,888	(2,530)	2,897	4,719	(1,823)
GSFM
Retail	196	134	62	127	89	38
Institutional	353	30	323	468	11	457
	549	164	385	594	99	495
U.S. RIAs	403	113	291	—	—	—
Closed Business	10	165	(155)	14	239	(225)
Total	4,320	6,330	(2,010)	3,505	5,057	(1,553)

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RESULTS OF OPERATIONS

The table below presents the consolidated results of operations of CI.

TABLE 11: SUMMARY OF QUARTERLY RESULTS

[millions of dollars, except per share amounts]	2020			2019				2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
INCOME STATEMENT DATA
Management fees	410.4	386.9	422.6	447.3	448.4	451.0	442.4	456.4
Administration fees	86.8	75.9	76.2	78.2	73.2	71.7	69.5	69.5
Other revenues	12.1	12.7	0.5	10.8	7.0	8.2	14.9	3.2
Total revenues	509.4	475.4	499.3	536.3	528.6	530.9	526.8	529.2

Selling, general & administrative	108.8	109.0	115.0	113.8	124.6	124.8	126.1	123.5
Trailer fees	128.0	121.0	131.1	138.7	139.1	140.4	136.9	141.0
Investment dealer fees	60.3	53.6	52.5	55.4	51.7	50.6	48.5	48.5
Deferred sales commissions paid	1.4	1.4	3.2	2.4	2.6	3.1	4.6	3.9
Interest and lease finance	17.3	15.8	14.6	14.2	13.8	13.7	13.7	12.4
Amortization and depreciation	11.0	10.0	8.6	8.2	8.2	8.3	8.2	5.4
Other expenses	6.2	3.8	11.0	2.3	2.4	37.4	1.6	3.1
Total expenses	333.0	314.6	335.9	335.2	342.4	378.5	339.6	337.8

Income before income taxes	176.3	160.8	163.4	201.1	186.2	152.4	187.2	191.4
Income taxes	46.1	41.1	43.5	53.8	47.4	40.9	47.2	51.0
Non-controlling interest	(0.4)	(0.4)	(0.3)	(0.3)	(0.2)	(0.3)	(0.1)	—
Net income attributable to shareholders	130.6	120.2	120.2	147.5	139.0	111.9	140.0	140.3

Earnings per share	0.62	0.56	0.55	0.66	0.60	0.47	0.58	0.57
Diluted earnings per share	0.61	0.55	0.54	0.65	0.60	0.47	0.58	0.57

Dividends paid per share	0.18	0.18	0.18	0.18	0.18	0.18	0.18	0.18

For the quarter ended September 30, 2020, CI reported net income attributable to shareholders of $130.6 million ($0.62 per share) down from $139.0 million ($0.60 per share) for the quarter ended September 30, 2019 and up from $120.2 million ($0.56 per share) for the quarter ended June 30, 2020 as seen in Table 11 above. The decrease from the prior year was mainly due to lower management fees resulting from lower average AUM and the increase from the prior quarter was mainly due to higher average AUM and an increase in client based revenue from the wealth management segment.

CI’s total revenue was $509.4 million in the third quarter of 2020, a decrease of 3.6% when compared to total revenue of $528.6 million in the same period in 2019. On a consecutive quarter basis, total revenue increased 7.1%. The decrease from the prior year was mainly due to lower management fees from lower average AUM, offset by the additions of Surevest, One Capital, Cabana, Congress, and BDF. The increase from the prior quarter was mainly due to higher asset-based revenue from

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higher average assets, as well as the inclusion of a full quarter’s results of One Capital and Cabana, and the acquisitions of Congress and BDF during the quarter.

For the quarter ended September 30, 2020, SG&A expenses were $108.8 million, down 12.6% from $124.6 million in the same quarter of 2019 and flat from $109.0 million in the prior quarter. The change in SG&A from last year was primarily a result of lower variable SG&A resulting from lower average AUM and prudent expense management, offsetting the increase from acquisitions made during the quarter. The sequential change in SG&A was a result of the acquisitions made in the Wealth Management segment, offset by cost containment efforts. As an annualized percentage of average core AUM, SG&A expenses were 0.347%, down from 0.382% for the third quarter of last year and down from 0.370% for the prior quarter.

In the third quarter of 2020, CI paid $1.4 million in deferred sales commissions, compared with $2.6 million in the same quarter of 2019 and $1.4 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.

Interest expense of $17.3 million was recorded for the quarter ended September 30, 2020 compared with $13.8 million for the quarter ended September 30, 2019 and $15.8 million for the quarter ended June 30, 2020. The change in interest expense reflects the changes in average debt levels and interest rates, as discussed under the Liquidity and Capital Resources section.

For the third quarter of 2020, CI recorded $46.1 million in income tax expense for an effective tax rate of 26.1% compared to $47.4 million, or 25.4%, in the third quarter of 2019, and $41.1 million, or 25.5%, in the prior quarter.

ASSET MANAGEMENT SEGMENT

The Asset Management segment is CI’s principal business segment and its operating results are presented in Table 12. This segment excludes U.S. assets under management, as the related revenues are part of a holistic fee charged to clients for providing wealth management services. Accordingly, the key performance indicator for the asset management segment is the level of core AUM. As of January 1, 2020, the operating results of CI Private Counsel LP (previously included in the Asset Management segment) are included in the Wealth Management segment and operating results in the prior periods have been restated for comparative purposes.

Q3 Financial Report	15	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 12: RESULTS OF OPERATIONS - ASSET MANAGEMENT SEGMENT

[millions of dollars]	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Sep. 30, 2019
Management fees	414.1	390.1	451.8
Other revenue	4.0	2.3	(2.7)
Total revenue	418.1	392.4	449.2

Selling, general and administrative	78.4	79.5	94.5
Trailer fees	135.3	127.7	146.3
Deferred sales commissions paid	1.5	1.5	2.8
Amortization and depreciation	6.0	6.2	5.4
Other expenses	3.7	3.2	1.8
Total expenses	224.9	218.1	250.9

Non-controlling interest	0.1	0.2	0.2
Income before taxes and non-segmented items	193.1	174.0	198.1

Revenues

Revenues from management fees were $414.1 million for the quarter ended September 30, 2020, a decrease of 8.3% from $451.8 million for the quarter ended September 30, 2019 and an increase of 6.2% from $390.1 million for the quarter ended June 30, 2020. Net of inter-segment amounts, management fees were $410.4 million for the third quarter of 2020, versus $448.4 million for the third quarter of 2019, and $386.9 million for the second quarter of 2020. The decrease in management fees from the prior year was due to a decline in core average AUM and the management fee rate, and the increase in management fees from the prior quarter was mainly due to an increase in core average AUM. Net management fees (management fees less trailer fees and deferred sales commissions) as a percentage of core average AUM were 0.885%, down from 0.928% for the third quarter last year and relatively unchanged from 0.886% for the prior quarter.

For the quarter ended September 30, 2020, other revenue was $4.0 million versus $(2.7) million for the quarter ended September 30, 2019 and $2.3 million for the quarter ended June 30, 2020. The change in other revenue from the prior year was mainly due to $4.8 million of gains on the value of investments recognized this quarter versus losses of $1.2 million in the third quarter of 2019.

Expenses

SG&A expenses for the Asset Management segment were $78.4 million for the quarter ended September 30, 2020, compared with $94.5 million for the third quarter in 2019 and $79.5 million for the prior quarter. The decrease from the prior year was primarily due to lower variable SG&A and management’s efforts to modernize its asset management business and contain costs in this segment. As a percentage of core average AUM, SG&A expenses were 0.250% for the quarter ended September 30, 2020, down from 0.290% for the quarter ended September 30, 2019, and down from 0.270% for the quarter ended June 30, 2020.

Q3 Financial Report	16	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Trailer fees were $135.3 million for the quarter ended September 30, 2020, down 7.5% from $146.3 million for the quarter ended September 30, 2019 and up 6.0% from $127.7 million for the quarter ended June 30, 2020. Net of inter-segment amounts, this expense was $128.0 million for the quarter ended September 30, 2020 versus $139.1 million for the third quarter of 2019 and $121.0 million for the second quarter of 2020. Changes from the prior periods are due to changes in core average AUM.

In the third quarter of 2020, before inter-segment eliminations, CI paid $1.5 million in deferred sales commissions, compared with $2.8 million in the same quarter of 2019 and $1.5 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.

Other expenses for the quarter ended September 30, 2020 were $3.7 million, compared to $1.8 million for the quarter ended September 30, 2019 and $3.2 million for the quarter ended June 30, 2020.

On a trailing 12-month basis, CI’s asset management margin was 47.4%, up from 45.8% for the same period last year. CI’s current quarter SG&A efficiency margin was 71.7%, up from 68.8% in the third quarter of last year and up from 69.5% in the prior quarter. The calculations and definitions of asset management margin and SG&A efficiency margin can be found in the “Non-IFRS Measures” section. The asset management margin for the third quarter of 2020 was 48.0% compared to 46.1% in the third quarter of 2019 and 46.5% in the prior quarter. The improvement in CI’s quarterly asset management margins was mainly due to prudent expense management and the modernization of its asset management business.

Income before taxes and non-segmented items for the segment was $193.1 million for the quarter ended September 30, 2020, down 2.5% from $198.1 million in the same period in 2019 and up 11.0% from $174.0 million in the previous quarter.

WEALTH MANAGEMENT SEGMENT

The Wealth Management segment operating results are presented in Table 13. As of January 1, 2020, the operating results of CI Private Counsel LP (previously included in the Asset Management segment) are included in the Wealth Management segment and operating results in the prior periods have been restated for comparative purposes. The results also comprise all revenues and expenses from U.S. wealth management companies, including those derived from the management of investment products.

Q3 Financial Report	17	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 13: RESULTS OF OPERATIONS - WEALTH MANAGEMENT SEGMENT

[millions of dollars]	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Sep. 30, 2019
Administration fees	128.2	113.9	115.0
Other revenue	8.1	10.4	9.6
Total revenue	136.3	124.3	124.7

Selling, general and administrative	34.3	32.7	33.5
Investment dealer fees	94.1	84.8	86.2
Amortization and depreciation	5.0	3.9	2.7
Other expenses	2.6	0.6	0.6
Total expenses	135.9	122.0	123.0

Non-controlling interest	(0.5)	(0.6)	(0.4)
Income before taxes and non-segmented items	0.8	2.9	2.1

Revenues

Administration fees were $128.2 million for the quarter ended September 30, 2020, an increase of 11.5% from $115.0 million for the same period a year ago and an increase of 12.6% from $113.9 million for the prior quarter. The increase from both comparable periods was related to higher average wealth management assets, the inclusion of One Capital and Cabana for a full quarter, and acquisitions made during the current quarter. Net of inter-segment amounts, administration fee revenue was $86.8 million for the quarter ended September 30, 2020, up from $73.2 million for the quarter ended September 30, 2019 and up from $75.9 million for the quarter ended June 30, 2020.

For the quarter ended September 30, 2020, other revenue was $8.1 million, down from $9.6 million for the quarter ended September 30, 2019 and down from $10.4 million for the prior quarter. Other revenue consists mainly of non-advisor-related activities.

Expenses

Investment dealer fees were $94.1 million for the quarter ended September 30, 2020 compared to $86.2 million for the third quarter of 2019 and $84.8 million for the quarter ended June 30, 2020. Net of inter-segment amounts, investment dealer fees were $60.3 million, up from $51.7 million for the same quarter last year and up from $53.6 million for the prior quarter. Changes from prior periods are consistent with changes in client asset levels and associated administration fee revenues.

As discussed in the “Non-IFRS Measures” section of this MD&A and as set out in Table 5, dealer gross margin was $34.1 million or 26.6% of administration fee revenue for the quarter ended September 30, 2020 compared to $28.9 million or 25.1% for the third quarter of 2019 and $29.1 million or 25.5% for the previous quarter.

Q3 Financial Report	18	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

SG&A expenses for the segment were $34.3 million for the quarter ended September 30, 2020 compared to $33.5 million in the third quarter of 2019 and $32.7 million in the second quarter of 2020. Net of inter-segment amounts, SG&A was $30.4 million for the third quarter of 2020, compared with $30.1 million for the third quarter of 2019 and $29.5 million for the second quarter of 2020. The increase in SG&A from both comparable periods was attributable to acquisitions made in the U.S. registered investment advisor business.

Other expenses were $2.6 million for the quarter ended September 30, 2020, up from $0.6 million in the same quarter of 2019 and up from $0.6 million in the second quarter of 2020. The increase in other expenses was largely attributable to higher acquisition-related costs. Depreciation and amortization expenses were $5.0 million for the quarter ended September 30, 2020, up from $2.7 million for the quarter ended September 30, 2019 and up from $3.9 million for the prior quarter. The increase from both prior periods was related to the depreciation of right-of-use assets and amortization of intangibles due to the acquisitions made in the segment.

The Wealth Management segment had income before taxes and non-segmented items of $0.8 million for the quarter ended September 30, 2020, compared to $2.1 million for the third quarter of 2019 and $2.9 million for the prior quarter.

LIQUIDITY AND CAPITAL RESOURCES

CI generated $416.0 million of free cash flow in the first nine months of 2020, compared to $434.8 million for the same period in 2019. Reconciliations of free cash flow to cash provided by operating activities are provided in the “Non-IFRS Measures” section and set out in Table 2.

CI primarily uses cash flow to fund capital expenditures, fund acquisitions, pay down debt, pay dividends on its shares, and repurchase shares through its normal course issuer bid. At current levels of cash flow and anticipated dividend payout rates, CI expects to meet its obligations and support planned business operations.

CI’s cash flows may fluctuate, primarily in the first quarter, as a result of the balance of cash income taxes and incentive compensation related to the prior year being paid at the end of February.

Q3 Financial Report	19	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 14: SUMMARY OF CASH FLOWS

	Nine months ended	Nine months ended
[millions of dollars]	September 30, 2020	September 30, 2019
Free cash flow	416.0	434.8
Less:
Investments in marketable securities, net of marketable securities sold	(6.1)	(17.2)
Capital expenditures	10.8	9.9
Share repurchases, net of shares issued	228.1	305.8
Dividends paid	117.5	129.6
(Increase) / decrease in debt	(356.6)	(64.5)
Acquisitions, net of cash acquired	310.8	23.6
Working capital and other items	20.5	64.9
	325.0	452.1
Net change in cash	91.0	(17.3)
Cash at January 1	118.4	137.2
Cash at September 30	209.3	119.9

During the first nine months of 2020, CI invested $15.0 million in marketable securities and received $21.1 million in proceeds from the disposition of marketable securities. Excluding CI Investment Services’ securities owned, at market, the fair value of CI’s investments as of September 30, 2020 was $108.2 million. This was comprised of seed capital investments in CI funds and strategic investments.

During the nine months ended September 30, 2020, CI invested $10.8 million in capital assets, up from $9.9 million in the nine months ended September 30, 2019. These investments related primarily to leasehold improvements and technology.

During the nine months ended September 30, 2020, CI repurchased 12.2 million shares under its normal course issuer bid at a total cost of $228.1 million, or $18.62 per share. CI had 209,719,324 shares outstanding at the end of September, which differs from CI’s TSX-listed shares outstanding of 210,582,825 by the amount of restricted employee shares held in trust.

CI paid dividends of $117.5 million during the nine months ended September 30, 2020. The Board of Directors declared a quarterly dividend of $0.18 per share, payable on April 15, 2021, to shareholders of record on March 31, 2021.

The statement of financial position for CI at September 30, 2020 reflected total assets of $5.044 billion, an increase of $676.1 million from $4.368 billion at December 31, 2019. This change was primarily due to the additions of CI ETF, Surevest, One Capital, Cabana, Congress, and BDF.

CI’s cash and cash equivalents increased by $91.0 million in the first nine months of 2020 to $209.3 million. In May 2020, CI issued $450 million of debentures, to ensure sufficient liquidity during a period of market uncertainty in anticipation of an upcoming maturity in December. In the first nine months of 2020, CI used $310.8 million, net of cash acquired, to fund acquisitions. Accounts receivable and prepaid expenses increased by $17.5 million to $187.7 million as of September 30, 2020. Capital assets increased by $2.1 million during the nine months ended September 30, 2020 as a result of $11.2 million in capital additions, including those from acquisitions, less $9.1 million in amortization.

Q3 Financial Report	20	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Total liabilities increased by $617.3 million during the first nine months of 2020 to $3.486 billion at September 30, 2020. The largest factors impacting liabilities were the increase in debt discussed above and changes to working capital.

At September 30, 2020, CI had $1,969.0 million in outstanding debentures with a weighted average interest rate of 3.32% and a carrying value of $1,962.4 million. On September 30, 2020, CI had drawn nil against its $700 million credit facility. Principal repayments on any drawn amounts are only required at the maturity of the facility, which is December 11, 2021.

Net debt, as discussed in the “Non-IFRS Measures” section and as set out in Table 4, was $1,668.6 million at September 30, 2020, up from $1,382.6 million at December 31, 2019. The average gross debt level for the nine months ended September 30, 2020 was $1,825.0 million, compared to $1,576.4 million for the same period last year.

At September 30, 2020, CI was in a positive working capital position. This, in addition to the availability of its credit facility, reflects the ability of CI to meet its cash flow requirements.

CI’s ratios of debt to adjusted EBITDA and net debt to adjusted EBITDA were 2.4 to 1 and 2.1 to 1, respectively. CI was within its financial covenants with respect to its credit facility, which required that the debt to EBITDA ratio remain below 3.0 to 1, and assets under management not fall below $85 billion, based on a rolling 30-day average.

Shareholders’ equity was $1.522 billion at September 30, 2020, an increase of $28.2 million from December 31, 2019.

RISK MANAGEMENT

CI is exposed to a number of risks that are inherent in the wealth management business. Some factors which introduce or exacerbate risk are within the control of management and others are, by their nature, outside of CI’s direct control but must still be managed. Effective risk management is a key component to achieving CI’s business objectives and protecting company and client assets. It is an ongoing process involving the Board of Directors and the Company’s Risk Management Committee, comprising senior executives from CI’s core business and operating units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board of Directors.

The Risk Management Committee monitors, evaluates and manages risk to provide reasonable assurance to the Board that CI’s business strategies and activities are consistent with its risk appetite. Risk updates are regularly provided to the Audit and Risk Committee of CI’s Board.

CI has developed an enterprise-wide approach to identifying, measuring, monitoring and managing risk. The members of the Risk Management Committee identify and evaluate specific and material risks, applying both a quantitative and a qualitative analysis to assess the likelihood and impact of occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize, transfer or avoid negative consequences. These risk mitigation processes are implemented and monitored with each business unit.

The risks described below are not the only risks facing CI. The risks set out below are risks and uncertainties that the Risk Management Committee currently believe could materially affect CI’s future financial performance. The reader should

Q3 Financial Report	21	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

carefully consider the risks described below, and the other information contained in this MD&A, including under the heading “Forward-Looking Statements” before making an investment decision.

MARKET RISK

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity and commodity prices. A description of each component of market risk is described below:

–	Interest rate risk is the risk of gain or loss due to the volatility of interest rates.

–	Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.

–	Equity risk is the risk of gain or loss due to the changes in prices and volatility of individual equity instruments and equity indexes.

CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance of CI’s investment funds and may adversely affect CI’s assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately impact CI’s ability to meet its financial obligations.

MARKET RISK FOR THE ASSET MANAGEMENT SEGMENT

At September 30, 2020, approximately 29% of CI’s assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI’s fund managers invest in a well-diversified portfolio of securities across issuers, durations and maturities, which reduces risk. CI estimates that a 100 basis point change in interest rates across the yield curve would cause a change of approximately $30 million to $40 million in annual pre-tax earnings in the Asset Management segment.

At September 30, 2020, about 41% of CI’s assets under management were based in Canadian currency. While CI’s concentration in Canadian currency assets reduces its exposure to foreign exchange risk, approximately 44% of CI’s assets under management were based in U.S. currency. Any change in the value of the Canadian dollar relative to U.S. currency will cause fluctuations in CI’s assets under management. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of approximately $20 million to $30 million in the Asset Management segment’s annual pre-tax earnings.

About 66% of CI’s assets under management were held in equity securities at September 30, 2020, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of their expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the value of equities would cause a change of approximately $60 million to $70 million in annual pre-tax earnings.

Q3 Financial Report	22	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Please note that exposures and sensitivities do not account for currency hedging that portfolio managers may employ. There are risks and limitations with relying on models and it is possible that actual results may differ from those presented above.

CI has a control environment that ensures market risks are reviewed regularly. CI’s compliance group reviews and monitors CI’s fund and portfolio investments for compliance with investment policies and regulations. CI also reviews investment processes, portfolio positioning and attribution of results of its investment teams on a regular basis.

MARKET RISK FOR THE WEALTH MANAGEMENT SEGMENT

CI’s operating results are not materially exposed to market risk impacting the wealth management segment given that this segment usually generates approximately 2% of the total income before non-segmented items (this segment reported a gain of $0.8 million before income taxes and non-segmented items for the quarter ended September 30, 2020). Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate it.

POLITICAL AND MACRO-ECONOMIC RISK

CI’s performance is directly affected by the performance of the financial markets which may be influenced by various political, demographic and macro-economic conditions or events, including any political change and uncertainty in the United States and globally. These changes may cause significant volatility and decline in the global economy or specific international, regional and domestic financial markets which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance, which could negatively impact CI’s business and impede the growth of CI’s assets under management and revenue.

STRATEGIC RISK

Strategic risks are risks that directly impact the overall direction of CI and the ability of CI to successfully identify growth opportunities and implement proposed solutions. The key strategic risk is the risk that management fails to anticipate, and respond to, changes in the business environment, including demographic, regulatory and competitive changes. CI’s performance is directly affected by the financial market and business conditions, including the legislation and policies of the governments and regulatory authorities having jurisdiction over CI’s operations. These are beyond the control of CI; however, an important part of the risk management process is the ongoing review and assessment of industry and economic trends and changes. Strategies are then designed to effectively respond to any anticipated changes, including identifying acquisition opportunities, developing new business lines, introducing new products, and implementing cost control strategies.

Part of CI’s strategy includes strategic acquisitions and investments in growth opportunities. Strategic acquisitions may benefit CI through increasing fee earning assets, broadening CI’s distribution relationships, enhancing CI’s business capabilities and capturing cost synergies. CI embarks on a thorough due diligence process prior to any acquisition; however, there can be no assurances that the anticipated benefits of any acquisition will be achieved. The success of an acquisition is

Q3 Financial Report	23	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

contingent upon many factors, including retaining key employees, securing assets acquired, obtaining legal and regulatory approvals, integrating operations and vendor relationships, and having favourable economic conditions.

COMPETITION RISK

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have, and potential future competitors may have, greater technical, financial, marketing, distribution or other resources than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI’s competitors. CI’s competitors seek to expand market share by offering different products and services and more competitive pricing than those offered by CI. While CI continues to develop and market new products and services and remains competitive with respect to fees, there can be no assurance that CI will maintain its current standing or market share or investment performance relative to its competitors, which may adversely affect the business, financial condition or operating results of CI.

In addition, there are uncertainties involved in the introduction of new products and services, including technical requirements, operational controls and procedures, compliance with regulatory requirements and shifting market preferences. The development and introduction of new products and services may require ongoing support and investment. A failure to manage the risks involved in the implementation of new products and services may lead to operational lapses, increased capital requirements, and competitive alternatives, which could adversely affect CI’s standing, market share or investment performance relative to its competitors and negatively impact the business, financial condition or operating results of CI.

DISTRIBUTION RISK

CI distributes its investment products through a number of distribution channels, including brokers, independent financial planners and insurance advisors. CI’s access to these distribution channels is impacted by the strength of the relationship with certain business partners and the level of competition faced from the financial institutions that own those channels. While CI continues to develop and enhance existing relationships, there can be no assurance that CI will, in the future, enjoy the level of access that it has in the past, which would adversely affect its sales of investment products.

REDEMPTION RISK

CI earns revenue primarily from management fees earned for advising and managing investment fund assets. The level of these assets is dependent on (i) sales; (ii) redemptions; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment preference, or other factors.

Significant redemptions could adversely affect investor fund returns by impacting market values and increasing transaction

Q3 Financial Report	24	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

costs or taxable distributions, which could negatively impact the prospects and operating results of CI.

A rapid and sustained increase in redemptions, particularly in the face of severe market volatility, may also adversely affect fund liquidity, which in turn could negatively affect CI’s reputation and/or result in further declines in assets under management, all of which could have an unfavourable impact on our business, financial condition or operating results.

BUSINESS CONTINUITY RISKS

CI's business, operations and financial results may be adversely affected by its ability to mitigate the effect of natural and man-made disasters, including floods, earthquakes, tornadoes, fires, civil unrest, wars, epidemics, and pandemics. The occurrence of any of these events may pose significant challenges to CI’s business continuity, either by exacerbating one or more of the other risks described in this section, or by introducing new risks. CI has a comprehensive and stress-tested business continuity plan in place to deal with any disaster-related scenario, however there can be no assurance that such plan will be effective to mitigate any adverse effects on CI’s business, financial condition or operating results as a result of any natural or man-made disasters or other similar events, including the recent COVID-19 pandemic.

COVID-19, which has been recognized by the World Health Organization as a pandemic, has spread rapidly and extensively across the globe. Efforts by governments to control the spread of COVID-19 have disrupted normal economic activity both domestically and globally and uncertainty related to the extent, duration and severity of the pandemic has contributed to significant volatility in the financial markets, which may result in a decline in equity and commodity prices and lower interest rates and a corresponding decline in CI’s assets under management. In addition, CI may face declines in its assets under management as a result of client redemptions related to a variety of COVID-19 related factors including general market pessimism, poor fund performance, or clients’ needs for immediate cash.

To control the spread of COVID-19, many governments at all levels have imposed severe restrictions on business activity and travel.  Although certain of these restrictions have subsequently been eased, there can be no certainty when these restrictions will be fully lifted or that they will not be expanded. CI activated its business continuity plan in response to the COVID-19 pandemic to mitigate risks, maintain operational efficiency and service levels, and address the health and safety concerns of our employees, clients and advisors. With few exceptions, all of CI’s business operations are being carried out remotely. The extensive use of remote communication tools and third party services may lead to heightened cybersecurity and privacy risks. Market volatility, increased trading volumes and the requirement to work remotely may result in the deterioration in service levels of certain key service providers. Stress on technology resources, new workplace constraints, personal stress and health concerns may all lead to higher operational risks across all of CI’s businesses. With the emergence of several new services as business critical, key supplier risk may also increase significantly. As part of the plan, CI has implemented enhanced monitoring of network assets and management oversight of business processes, active employee engagement and client communication, and built redundancy for critical services and infrastructure, however there can be no guarantee that this will be effective to mitigate these risks.

Q3 Financial Report	25	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Ultimately, the extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, including the extensive attempts to mitigate its effects, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving.

REGULATORY AND LEGAL RISK

CI’s business is dependent upon compliance with and continued registration under securities laws in all jurisdictions in which CI and its subsidiaries carry on business. Laws and regulations applied at the national and provincial or state level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities as well as impose additional disclosure requirements on CI products and services. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI’s business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary’s operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI’s product or services or CI’s investment strategies cause or contribute to reduced sales of CI’s products or lower margins or impair the investment performance of CI’s products, CI’s aggregate assets under management and its revenues may be adversely affected. In addition, the ongoing change in the securities regulatory environment governing CI’s business may require additional human resources and operations which will increase costs.

Given the nature of CI’s business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential liability for violations of corporate laws, securities laws, stock exchange rules and misuse of investors’ funds. Some violations of corporate laws, securities laws or stock exchange rules could result in civil liability, fines, sanctions, or expulsion from a self- regulatory organization or the suspension or revocation of CI’s right to carry on an existing business. CI may incur significant costs in connection with such potential liabilities.

INFORMATION TECHNOLOGY RISK

CI uses information technology and the internet to streamline business operations and to improve the client and advisor experience. CI has, more recently, been expanding its online footprint by automating its product and service delivery systems and acquiring digital platforms. The use of information technology and the internet, email messaging and other online capabilities, however, exposes CI to information security risk that could have an adverse impact on its business. CI is dependent on its information security policies, procedures and capabilities to protect its computer and telecommunications systems and the data that it stores on or transmits through its information technology systems. Any information technology event, such as a cybersecurity breach or intrusion into CI’s information technology systems, or failure to implement sufficient controls, could result in unauthorized access to sensitive or confidential information, loss or theft of data, operational disruption, regulatory actions, legal liability or reputational harm.

Q3 Financial Report	26	September 30, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CI actively monitors this risk and continues to develop and implement technology-enabled controls to protect against cyber threats that are becoming increasingly sophisticated and pervasive. In addition, CI has and will continue to implement safeguards to control access to sensitive information, through password protection, encryption of confidential information and other means. Notwithstanding these measures, CI cannot fully mitigate the risk associated with information technology security. CI is dependent on the efficiency and effectiveness of the technology it uses to secure its information technology environment and keeping pace with a continuously evolving information technology landscape. Malfunction of any technology used by CI or inability to keep pace with evolving cybersecurity advancements may increase CI’s exposure to cybersecurity risk.

CI’s business is also dependent on the physical integrity of its infrastructure, including its office space, storage centers and other facilities. CI has taken precautions to protect the physical security of its infrastructure, and the sensitive information contained therein, through passkey protection, limited after-hours access and clean desk policies. However, a breach of the physical integrity of CI infrastructure may leave sensitive information vulnerable to unauthorized access and use, increasing a possible security risk, which could negatively impact CI’s business and reputation.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems. The operational risk that CI is exposed to may arise from, technology failures, business disruption, theft and fraud, failure of key third parties, employee errors, processing and execution errors, and inaccurate or incomplete client information. Operational risk may result in a financial loss but can also lead to regulatory sanctions and harm to CI’s reputation. Operational risk driven by people and processes are mitigated through human resources policies and practices, and a strong internal control environment. Operational risks driven by systems and services are managed through controls over technology development and change management as well as enhanced procedures for oversight of third-party service providers. While CI continuously monitors its operational risks, there can be no assurances that CI’s internal control procedures can mitigate all operational risks.

REPUTATION RISK

Reputation risk is the potential negative impact of a deterioration of CI’s image or lower public confidence in the CI brand, its senior management or its products and services. Operational errors, poor performance, regulatory investigation or sanctions, litigation or employee misconduct could result in reputational harm to CI. Through its Codes of Conduct, governance practices, risk management programs, policies, procedures and training, CI attempts to prevent and detect any activities by CI officers, directors, and employees that would harm CI’s reputation. While all employees, directors and officers are expected to protect the reputation of CI, there can be no assurances that unauthorized or unsuccessful activities may result in damage to CI’s reputation, which could adversely affect CI’s business and profitability.

KEY PERSONNEL RISK

The success of CI is dependent to a significant degree upon the contributions of senior management. The loss of any of these

Q3 Financial Report	27	September 30, 2020

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individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel, could adversely affect CI’s business. The retention of these key managers and the identification and development of the next generation of managers is an area of focus for CI. CI has not purchased any “key person” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

The success of CI is also dependent upon, among other things, the skills and expertise of its human resources, including the management and investment personnel with specialized skills related to, among other things, marketing, risk management, credit, information technology, accounting, administrative operations and legal affairs. These highly skilled and often highly specialized individuals play an important role in developing, implementing, operating, managing and distributing CI’s products and services. Accordingly, the recruitment and retention of skilled personnel, continuous training and transfer of knowledge are key activities that are essential to CI’s performance. CI has taken, and will continue to take, steps to encourage our key employees to remain employed at CI, including the implementation of long-service awards, employee engagement strategies and enhanced transparency measures with respect to compensation. In addition, the focus on asset growth and the reliance on investment performance to sell financial products has increased the demand for experienced and high- performing portfolio managers. Compensation packages for these managers may increase at a rate well in excess of inflation and well above the rates of increase observed in other industries and the rest of the labour market. The loss of these individuals or an inability to attract, retain and motivate a sufficient number of qualified personnel could result in a loss of clients and a decline in sales and adversely affect CI’s business.

The market for financial advisors is extremely competitive and is increasingly characterized by frequent movement by financial advisors among different firms. Individual financial advisors CI’s Wealth Management businesses have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client’s trust in the individual financial advisor. The loss of a significant number of financial advisors from any of CI’s Wealth Management businesses could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of that business and, in turn, CI. Although CI uses or have used a combination of competitive compensation structures and equity with vesting provisions as a means of seeking to retain financial advisors, there can be no assurance that financial advisors will be retained.

INSURANCE RISK

CI maintains various types of insurance which include financial institution bonds, errors and omissions insurance, directors’, trustees’ and officers’ liability insurance, agents’ insurance, general commercial liability insurance, and cyber liability insurance. Management evaluates the adequacy of CI’s insurance coverage on an ongoing basis. However, there can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.

Q3 Financial Report	28	September 30, 2020

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CREDIT RISK

Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries, as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of individual counterparties and holding collateral where appropriate.

One of the primary sources of credit risk arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy.

LIQUIDITY RISK

Liquidity risk is the risk that CI may not be able to generate sufficient funds and within the time required in order to meet its obligations as they come due. While CI currently has access to financing, unfavourable market conditions may affect the ability of CI to obtain loans or make other arrangements on terms acceptable to CI.

LIQUIDITY RISK FOR THE ASSET MANAGEMENT SEGMENT

CI is also exposed to the risk of its investment funds not being able to meet their redemption obligations due to an inability to liquidate the underlying assets in a timely manner. This could be caused by insufficient liquid assets in the fund, an unexpected spike in redemptions triggered by negative market information, sentiment or contagion, adverse liquidity conditions in the financial markets, procedural issues that may delay the liquidation of securities or other factors. Inability to meet its redemption obligations may lead to legal liability, regulatory action and reputational damage. CI has robust mechanisms in place to monitor and maintain adequate liquidity in its investment fund portfolios at all times. However, CI has no control over extreme market events that may result in the sudden loss of liquidity or trigger a run on the funds.

CAPITAL RISK

Certain subsidiaries of CI are subject to minimum regulatory capital requirements. This may require CI to keep sufficient cash and other liquid assets on hand to maintain capital requirements rather than using them in connection with its business. Failure to maintain required regulatory capital by CI may subject it to fines, suspension or revocation of registration by the relevant securities regulator. A significant operating loss by a registrant subsidiary or an unusually large charge against regulatory capital could adversely affect the ability of CI to expand or even maintain its present level of business, which could have a material adverse effect on CI’s business, results of operations, financial condition and prospects.

Q3 Financial Report	29	September 30, 2020

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TAXATION RISK

CI is subject to various uncertainties concerning the interpretation and application of Canadian tax laws. CI Investments is considered a large case file by the Canada Revenue Agency and, as such, is subject to audit each year. There is a significant lag between the end of a fiscal year and when such audits are completed. Therefore, at any given time, several years may be open for audit and/or adjustments. While CI regularly assesses the likely outcome of these audits in order to determine the appropriateness of its tax provision, there can be no assurance that CI will accurately predict the outcomes of these audits. If tax authorities disagree with CI’s application of such tax laws, CI’s profitability and cash flows could be adversely affected.

SHARE CAPITAL

As at September 30, 2020, CI had 209,719,324 shares outstanding.

Employee Incentive Share Option Plan: At September 30, 2020, 2.8 million options to purchase shares were outstanding, of which 2.2 million options were exercisable at prices ranging from $27.44 to $28.67.

Restricted Share Unit (“RSU”) Plan: 862,192 RSUs were outstanding as at September 30, 2020.

Deferred Share Unit (“DSU”) Plan: 29,837 DSUs were outstanding as at September 30, 2020.

Additional details about the above Plans can be found in Note 6 to the Interim Condensed Consolidated Financial Statements.

Q3 Financial Report	30	September 30, 2020

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CONTRACTUAL OBLIGATIONS

The table that follows summarizes CI’s contractual obligations at September 30, 2020.

TABLE 15: PAYMENTS DUE BY YEAR

[millions of dollars]	Total	1 year or less	2	3	4	5	More than 5 years
Long-term debt	1,969.0	394.0	200.0	325.0	350.0	450.0	250.0
Leases	88.1	17.0	15.5	14.6	14.4	13.7	12.9
Total	2,057.1	411.0	215.5	339.6	364.4	463.7	262.9

SIGNIFICANT ACCOUNTING ESTIMATES

The September 30, 2020 Consolidated Financial Statements have been prepared in accordance with IFRS. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to Interim Condensed Consolidated Financial Statements. Note 2 provides a discussion regarding the methodology used for business acquisitions. Note 4 provides a discussion regarding the recoverable amount of CI’s provision for other liabilities and contingencies.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), together with management, are responsible for the design of CI’s disclosure controls and procedures as defined in National Instrument 52-109 (NI 52-109). Management evaluated, with participation of the CEO and CFO, the effectiveness of the disclosure controls and procedures as at September 30, 2020. Based on this evaluation, the CEO and CFO have concluded that they are reasonably assured these disclosure controls and procedures were effective as at September 30, 2020 and that material information relating to CI was made known to them within the time periods specified under applicable securities legislation. Management, under the supervision of the CEO and CFO, is responsible for the design and maintenance of adequate internal controls over financial reporting as defined in NI 52-109 for the purposes of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, due to its inherent limitations, internal controls over financial reporting can only provide reasonable, not absolute, assurance that the financial statements are free of misstatements. The COSO framework was used to assist management, along with the CEO and CFO, in the evaluation of these internal control systems. Management, under the direction of the CEO and CFO, concluded that the internal controls over financial reporting were effective as at September 30, 2020. Management used various tools to evaluate internal controls over financial reporting which included interaction with key control systems, review of policy and procedure documentation, observation or reperformance of control procedures to evaluate the effectiveness of controls and concluded that these controls are effective. For the quarter ended September 30, 2020, there have been no changes to the internal controls that have materially affected, or are reasonably likely to affect, internal controls over financial reporting

Q3 Financial Report	31	September 30, 2020

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Additional information relating to CI, including the most recent audited annual financial statements, management information circular and annual information form, is available on SEDAR at www.sedar.com and on CI’s website at www.cifinancial.com. Information contained in or otherwise accessible through the websites mentioned in this MD&A does not form part of, and is not incorporated by reference into, this MD&A.

Q3 Financial Report	32	September 30, 2020